SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2004

Commission file number for securities registered

pursuant to Section 12(b) of the Act: 0-32245

Commission file number for securities registered

pursuant to Section 12(g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A. DE C.V.

(Exact name of registrant as specified in its charter)

America Mobile

(Translation of Registrant’s name into English)

Lago Alberto 366, Colonia Anáhuac, 11320 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes                      No       X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

This current report on Form 6-K is hereby incorporated by reference into Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-117673) of América Móvil, S.A. de C.V., filed on September 23, 2004; Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-117673-01) of Radiomóvil Dipsa, S.A. de C.V., filed on September 23, 2004; Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-117845) of América Móvil, S.A. de C.V., filed on September 23, 2004; and Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-117845-01) of Radiomóvil Dipsa, S.A. de C.V., filed on September 23, 2004.

The unaudited condensed consolidated financial information presented in this document is stated in constant pesos with purchasing power as of June 30, 2004. As a result of Mexican inflation during the first six months of 2004, the purchasing power of one peso as of December 31, 2003 is equivalent to the purchasing power of 1.0161 pesos as of June 30, 2004. Accordingly, the unaudited condensed consolidated financial information presented in this document is not directly comparable to the audited consolidated financial statements included in our annual report on Form 20-F/A for the fiscal year ended December 31, 2003 (the “2003 20-F”), because they are stated in constant pesos as of different dates. The audited consolidated financial information presented in the 2003 20-F is presented in constant pesos as of December 31, 2003.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Income

(Thousands of Constant Pesos as of June 30, 2004, except for earnings per share)

	Six-month periods ended June 30,				Million of U.S. dollars 2004
	2003		2004
Operating revenues:
Services:
Usage charges	P.	22,761,058	P.	31,588,380		$2,768
Monthly rent		5,299,741		7,864,017		689
Long-distance		3,324,930		4,871,830		427
Other services		2,656,960		5,000,644		438
Sales of handsets and accessories		4,438,637		9,163,996		803

		38,481,326		58,488,867		5,125

Operating costs and expenses:
Cost of sales and services		16,537,259		27,136,599		2,378
Commercial, administrative and general		7,265,476		11,256,121		986
Depreciation and amortization		6,501,305		8,727,511		765

		30,304,040		47,120,231		4,129

Operating income		8,177,286		11,368,636		996

Comprehensive financing income (cost):
Interest income		1,342,553		1,041,617		91
Interest expense		(1,870,198)		(1,927,354)		(169)
Exchange gain (loss), net		1,442,974		(1,133,321)		(99)
Monetary gain, net		1,139,787		1,355,263		119
Other financing cost, net		(523,218)		(405,343)		(35)

		1,531,898		(1,069,138)		(93)

Other expenses, net		(56,351)		(158,702)		(14)

Income before income tax and employee profit sharing		9,652,833		10,140,796		889

Provisions for:
Income tax		1,447,801		2,335,494		205
Employee profit sharing		123,981		185,908		16

		1,571,782		2,521,402		221

Income before equity in results of affiliates and minority interest		8,081,051		7,619,394		668
Equity in net results of affiliates		(88,729)		(35,907)		(3)

Income before minority interest	P.	7,992,322	P.	7,583,487	P.	665
Minority interest in net results of subsidiaries		(137,383)		(313,222)		(28)

Net income	P.	7,854,939	P.	7,270,265		$637

Common shares outstanding (in millions)		12,917		12,695		12,695

Net income per share	P.	0.61	P.	0.57		$0.05

See accompanying notes.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(Thousands of Constant Pesos as of June 30, 2004)

	Audited December 31, 2003		(Unaudited) June 30, 2004		Million of U.S. dollars 2004
Assets
Current assets:
Cash and short-term investments	P.	9,436,685	P.	9,036,439	$792
Marketable securities (Note 2)		807,670		6,778,040	594
Accounts receivable, net (Note 3)		12,256,697		13,352,741	1,170
Inventories, net (Note 4)		5,313,447		6,987,672	612
Other assets		2,214,720		2,490,879	218

Total current assets		30,029,219		38,645,771	3,387
Investments in affiliates and others (Note 7)		2,589,631		1,869,392	164
Plant, property and equipment, net (Note 5)		72,307,344		78,423,425	6,873
Licenses (Note 6)		26,223,460		25,140,304	2,203
Other Assets		21,243,546		20,862,284	1,828

Total assets	P.	152,393,200	P.	164,941,176	$14,455

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 10)	P.	12,303,239	P.	5,729,274	$502
Accounts payable and accrued liabilities (Note 9)		20,397,417		26,894,013	2,357
Taxes payable		3,025,990		4,150,640	363
Deferred revenues		4,697,736		5,248,509	460

Total current liabilities		40,424,382		42,022,436	3,682

Long-term debt (Note 10)		37,803,542		45,436,709	3,982
Deferred taxes and credits		3,839,095		3,709,682	325

Total liabilities		82,067,019		91,168,827	7,989

Stockholders’ equity (Note 13):
Capital stock		31,693,645		31,695,172	2,778
Retained earnings:
Prior years		33,199,555		40,182,880	3,522
Net income for the period		15,273,645		7,270,265	637

		48,473,200		47,453,145	4,159
Other accumulated comprehensive loss items		(15,021,472)		(10,411,428)	(913)

Total majority stockholders’ equity		65,145,373		68,736,889	6,024
Minority interest		5,180,808		5,035,460	442

Total stockholders’ equity		70,326,181		73,772,349	6,466

Total liabilities and stockholders’ equity	P.	152,393,200	P.	164,941,176	$14,455

See accompanying notes.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity

(Thousands of Constant Pesos as of June 30, 2004)

			Retained earnings
	Capital Stock		Reserve for purchase of Company’s own shares		Legal Reserve		Unappropriated		Total		Other accumulated comprehensive loss items		Total majority stockholders’ equity		Minority interest		Comprehensive income		Total stockholders’ equity
Balances at December 31, 2003	P.	31,693,645	P.	5,777,169	P.	418,201	P.	42,277,830	P.	48,473,200	P.	(15,021,472)	P.	65,145,373	P.	5,180,808			P.	70,326,181
Increase in reserve for purchase of Company’s own shares				9,990,000				(9,990,000)
Transactions between entities under common control		17,656												17,656						17,656
Dividends paid								(1,519,506)		(1,519,506)				(1,519,506)						(1,519,506)
Cash purchase of Company’s own shares		(16,129)		(6,770,814)						(6,770,814)				(6,786,943)						(6,786,943)
Comprehensive income:
Net income for the period								7,270,265		7,270,265				7,270,265		313,222	P.	7,583,487		7,583,487
Other comprehensive income:
Effect of translation of foreign entities												4,749,080		4,749,080				4,749,080		4,749,080
Deficit from holding non monetary assets												(187,205)		(187,205)				(187,205)		(187,205)
Current year deferred income tax on stockholders’ equity accounts												48,169		48,169				48,169		48,169

Comprehensive Income

Minority interest																(458,570)				(458,570)

Balances at June 30, 2004	P.	31,695,172	P.	8,996,355	P.	418,201	P.	38,038,589	P.	47,453,145	P.	(10,411,428)	P.	68,736,889	P.	5,035,460	P.	12,193,531	P.	73,772,349

See accompanying notes.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Financial Position

(Thousands of Constant Pesos as of June 30, 2004)

	Six-month periods ended June 30,				Million of U.S. dollars 2004
	2003		2004
Operating activities:
Net income	P.	7,854,939	P.	7,270,265	$637
Add (deduct) items not requiring the use of resources:
Depreciation and amortization		6,501,305		8,727,511	765
Deferred income tax		20,340		(5,796)	(1)
Equity in results of affiliates		88,729		35,907	3
Changes in operating assets and liabilities:		2,016,734		5,001,974	438

Resources provided by operating activities		16,482,047		21,029,861	1,842

Financing activities:
New loans		6,774,852		26,069,254	2,284
Repayment of loans		(11,779,043)		(25,826,478)	(2,263)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares				(6,786,943)	(595)
Cash dividends paid		(807,373)		(1,519,506)	(133)
Effect of inflation and exchange rate differences on debt		95,129		816,426	72
Transactions between entities under common control				17,656	2

Resources used in financing activities		(5,716,435)		(7,229,591)	(633)

Investing activities:
Investment in plant, property and equipment		(5,253,679)		(6,307,029)	(553)
Investment in subsidiaries and affiliated companies		(24,826)		684,332	60
Investment in marketable securities		1,171,414		(5,970,370)	(523)
Minority interest		654,381		(145,348)	(13)
Investments in licenses		(6,009,404)		(1,116,143)	(97)
Other long-term investments		1,910,597		(1,345,958)	(118)

Resources used in investing activities		(7,551,517)		(14,200,516)	(1,244)

Net increase (decrease) in cash and cash equivalents		3,214,095		(400,246)	(35)
Cash and cash equivalents at beginning of the period		9,666,139		9,436,685	827

Cash and cash equivalents at end of period	P.	12,880,234	P.	9,036,439	$792

See accompanying notes.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

1. Significant Accounting Policies

a) Basis of Presentation

Except as described in the following paragraph, the accompanying unaudited condensed consolidated financial statements are presented on the same basis of accounting as described in the audited financial statements of the Company as of December 31, 2003 and for each of the three years in the period ended December 31, 2003 (the audited financial statements), and have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year 2004.

The unaudited condensed balance sheet as of December 31, 2003 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements at December 31, 2003.

b) Consolidation

The unaudited condensed consolidated financial statements, include the accounts of América Móvil and its subsidiaries. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. The minority interest relates to the Company’s foreign subsidiaries.

c) Revenue recognition

Revenues from airtime (usage charge), monthly rent, long-distance charges, value added services are recognized as services are provided, except for unused airtime under prepaid plans. Unused airtime under prepaid plans is recognized as revenue when the calling card expires. Revenues from sales of handsets and accessories are recognized upon shipment, provided that there are no outstanding Company obligations and that collection of the resulting receivable is deemed probable by management. The Company charges activation fees in certain regions and depending upon market and competitive strategies. The Company recognizes these fees when billed.

d) New accounting pronouncements

Business Combinations: In April 2004, the Mexican Institute of Public Accountants “MIPA” issued Bulletin B-7, “Business Combinations” the observance of which is compulsory beginning on January 1, 2005. Bulletin B-7, among others, requires that the purchase method of accounting be used for all business combinations, non-amortization of goodwill, as well as defines specific rules for the recognition of gains or losses generated in transfer of assets between entities under common control.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

d) New accounting pronouncements (concluded)

The Company early adopted this new Bulletin for all business acquisitions made in 2004. Based on transition rules, goodwill, recognized up to December 31, 2003, will continue to be amortized through December 31, 2004.

Financial Instruments: In February 2004, the MIPA issued Bulletin C-2 amended, “Financial Instruments”, the observance of which is compulsory for fiscal years beginning on or after January 1, 2005. Bulletin C-2 amended requires, among others, that unrealized gains for available-for-sale securities be excluded from earnings and reported as a net amount in a separate component of Stockholder’s equity. Once the gain is realized it is recognized in the statement of operations. The Company will adopt the requirements of Bulletin C-2 as amended in 2005.

e) Recognition of the effects of inflation on financial information

The unaudited condensed consolidated financial statement were prepared in accordance with Bulletin B-10 (“Accounting Recognition of the Effects of Inflation on Financial Information”) as described in the audited annual consolidated financial statements; consequently, all financial statements presented herewith were restated to constant pesos as of June 30, 2004. The June 30, 2004 restatement factor applied to the financial statements at December 31, 2003 and June 30, 2003 was 1.0161 and 1.0434, which represent the rate of inflation from December 31, 2003 and June 30, 2003 up to June 30, 2004, respectively, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the Central Bank).

f) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates, located in Guatemala, Nicaragua, El Salvador, Ecuador, Colombia, Argentina, Brazil and the United States, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15 (Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations), issued by the Mexican Institute of Public Accountants (MIPA), as follows:

The financial statements as reported by the subsidiaries abroad were adjusted by management in Mexico to conform to Mexican GAAP.

The financial information already in Mexican GAAP, is translated to Mexican pesos as follows: 1) all balance sheet amounts, except for stockholders’ equity accounts, were translated at the prevailing exchange rate at year-end; 2) stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated, 3) statement of income accounts were translated at the exchange rate at the end of the reporting period.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

f) Basis of translation of financial statements of foreign subsidiaries (concluded)

Bulletin B-15 requires that the financial statements of foreign subsidiaries and affiliates for periods prior to the most recent period be translated into constant Mexican pesos by restating the balances to constant units in the local currency, using the inflation rate of the country in which the subsidiary or affiliate is located, before being translated into Mexican pesos at the rate of exchange at the end of the reporting period. As mentioned in point 1e) above, in the Company’s financial statements for each of the two periods ended December 31, 2003 and June 30, 2003, such restatements were made based on the inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

g) Convenience translation

United States dollar amounts as of June 30, 2004 shown in the unaudited condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos with purchasing power as of June 30, 2004, as a matter of mathematical computation only, at an exchange rate of Ps. 11.41 to U.S$ 1.00, the June 30, 2004 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

2. Marketable Securities

A summary of marketable securities as of December 31, 2003 and June 30, 2004 is as follows:

	2003				2004
	Cost		Fair Value		Cost		Fair Value
Government bonds	P.	361,161	P.	377,198	P.	4,106,478	P.	4,335,824
Equity securities		477,236		430,472		1,971,184		2,442,216

	P.	838,397	P.	807,670	P.	6,077,662	P.	6,778,040

Except for its investment in US Commercial Corp (included under the caption equity securities), which was classified as available-for-sale and carried at market, with unrealized gains and losses reported in the statement of operations, this caption includes government bonds and equity securities held for trading purposes and are valued at market.

At June 30, 2003, and 2004, net unrealized gains on marketable securities were P. 135,725 and P. 700,378, respectively. Net realized gains were P. 41,910 and P. 682, in 2003 and 2004, respectively.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

3. Accounts Receivable

Accounts receivable consists of the following:

	2003		2004
Subscribers	P.	8,886,970	P.	8,678,300
Retailers		1,596,610		2,225,693
Cellular operators for interconnections		965,229		1,050,790
Recoverable taxes		1,197,690		1,716,388
Related parties		658,234		885,498
Other		862,653		984,741

		14,167,386		15,541,410
Less: Allowance for doubtful accounts		(1,910,689)		(2,188,669)

Total	P.	12,256,697	P.	13,352,741

4. Inventories

Inventories consist of the following:

	2003	2004
Cellular telephones and accessories	P. 5,514,483	P. 7,271,025
Less:
Reserve for obsolete inventory	(201,036)	(283,353)

Net	P. 5,313,447	P. 6,987,672

5. Plant, Property and Equipment

Telephone plant, property and equipment consist of the following:

	2003	2004
Telephone plant and equipment	P. 85,073,325	P. 92,087,657
Land and buildings	7,163,514	7,011,815
Other assets	15,070,904	15,259,480

	107,307,743	114,358,952
Less: accumulated depreciation	(41,568,270)	(46,158,801)

Net	65,739,473	68,200,151
Construction in progress and advances to equipment suppliers	5,646,606	9,287,310
Inventories for use in construction of the telephone plant	921,265	935,964

Total	P. 72,307,344	P. 78,423,425

Depreciation expense for the six-month periods ended in June 30, 2003 and 2004 was P. 4,635,473 and P. 5,609,694, respectively.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

6. Licenses

As of December 31, 2003 and June 30, 2004 licenses are as follows:

	2003		2004
Investment:
Opening balance	P.	16,753,467	P.	29,582,280
Effect of acquired companies		8,274,032		227,161
Effect of translation of foreign entities		5,287,935		813,443
Cancellation		1,503,827		5,113
Other increases		770,673		24,672

		29,582,280		30,642,443
Amortization:
Opening balance		511,630		3,358,820
Amortization of the year		2,371,276		1,735,415
Effect of translation of foreign entities		475,914		407,904

		3,358,820		5,502,139

Ending balance, net	P.	26,223,460	P.	25,140,304

7. Investments

I. Investments in affiliates

a) In January 2004, the Company changed the classification of its investment in U.S. Commercial Corp, S.A. de C.V., from equity investee to available for sale.

II. Investments in subsidiaries

a) In January 2004, the Company acquired a 49% interest in the Nicaraguan wireless operator Empresa Nicaragüense de Telecomunicaciones, S.A. (“ENITEL”) for a total purchase price of US$ 49.6 million. ENITEL is the sole provider of fixed telephone services in Nicaragua and has approximately 200 thousand phone lines. ENITEL also provides cellular telephone services to 120 thousand fixed-wire lines. In June 2004, the Company agreed to purchase and additional 50.03% controlling interest in ENITEL for an additional consideration of US$ 128.0 million. The transaction closed in August 2004.

b) In June 2004, América Móvil reached an agreement to acquire 100% of Megatel, S.A. a wireless operator in Honduras with 98 thousand subscribers. The transaction closed in July for a total consideration of US$ 81.7 million.

In order to record the previously mentioned acquisitions under the purchase method of accounting, the Company is in the process of determining the fair market value of the assets acquired.

c) In May 2004, the Company incorporated AM Wireless Uruguay, which acquired via a public bid a 1900 MHz frequency to provide cellular telephone service in Uruguay. The amount paid for such frequency was US$ 14.2 million.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

7. Investments (concluded)

d) In July 2004, the Company acquired an additional 8% in CTI Holdings, S.A. (“CTI”), the controlling company of CTI PCS, S.A. (“CTI PCS”) and CTI Compañía de Teléfonos del Interior, S.A. (“Interior”) increasing its equity interest in CTI to 100% from 92% for a total consideration of US$ 17.1 million.

e) In April 2004, the Company sold its 60% interest in Techtel LMDS Comunicaciones Interactivas, S.A. and Telstar, S.A. to Telefónos de México, S.A. de C.V. (“Telmex”) for US$ 75 million in the aggregate; a gain of P. 17,656 million was determined in the transaction. Since both entities are entities under common control, such gain was considered as additional paid in capital.

8. Financial Instruments

To hedge its exposure to financial risks, in 2003 and 2004, the Company entered into US dollar and Mexican peso interest-rate swaps for the exchange of cash flows for the amount determined by applying agreed interest rates to the base amount. Under these contracts, the Company agreed to receive the Libor variable interest rate at various terms plus a differential and the CETES variable interest rate at various terms plus a differential and to pay a fixed rate, for the US dollar and Mexican peso interest-rate swaps, respectively.

At December 31, 2003 and June 30, 2004, the Company had US dollar and Mexican peso interest-rate swaps for a total base amount of US$ 1,426.4 million and P. 6,000 million, and US$ 776.4 million and P. 6,000 million, respectively. Additionally, at December 31, 2003 and June 30, 2004, the Company had contracted cross currency swaps for an outstanding base amount of US$ 310.4 and US$ 219.2 million, respectively.

Interest-rate swaps and cross-currency swaps are recorded in results of operations at the respective market interest rates. Net losses on these swaps at June 30, 2004 were charged to income as part of the caption comprehensive cost of financing for the period in the amount of P. 133,402 (Net gains of P. 23,836 at June 30, 2003).

9. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	2003	2004
Suppliers	P.12,822,060	P.18,434,538
Sundry creditors	2,903,908	3,621,645
Contingencies	2,752,722	2,724,000
Interest payable	937,982	722,620
Accrued expenses	264,262	432,188
Guarantee deposits	321,671	354,615
Asset retirement provision	158,339	177,874
Others	236,473	426,533

Total	P.20,397,417	P.26,894,013

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

10. Debt

The Company’s debt consists of the following:

	December 31, 2003		Maturity from 2003 to			June 30, 2004	Maturity from 2004 to
Currency	Items	Rate		Total 2003		Rate		Total 2004
U.S Dollars
	Exim Banks	L+.20 to L+1.65	2009	P.	9,078,251	L+.20 to L+1.25	2010	P.	8,067,807
	Syndicated loans	L+.75 to L+1.35	2007		11,416,900	L+.60	2009		3,423,480
	Fixed-rate Securites	3.3990%	2004		352,620
	Fixed-rate Senior Notes					4.125% to 5.50%	2014		14,835,080
	Floating rate Senior Notes					L + 0.625%	2007		3,423,480
	Bank loans	L+.30 to L+1.50	2006		8,345,183	L+.22 to L+1.06 to 3.16	2006 to 2009		6,222,650
	Suppliers	3.1675% to 10%	2004		152,028
	BNDES	UMBNDES 4.5% to UMBNDES 5.05%	2008		686,442	10.9%	2008		162,935
	Leasing				11,629	7.55% to 16.49%	2006		26,874
	Others	L+4.50; 11.25%	2008		535,811	L -.083 to L+1.35%	2009		259,698

	Subtotal Dollars				30,578,864				36,422,004

Mexican Pesos
	Domestic senior notes (“Certificados Bursátiles”)	Various	2006 to 2009		11,431,125	Various	2005 to 2009		11,251,352
	Syndicated loans	TIIE + .80	2008		1,778,175
	Bank loans	TIIE	2004		1,016,100
	Leasing	TIIE + .55	2006		965,295	TIIE + .55	2006		950,000

	Subtotal Mexican Pesos				15,190,695				12,201,352

Reais
	BNDES	TJLP + 2.80% to TJLP +5.00%	2007		2,441,561	TJLP + 2.80% to TJLP + 4.00%	2007		1,080,199
	Bank loans	CDI + .90	2005		61,582	CDI + 1.20
	Purchase of Licenses	12% + Inflation	2010		371,677	12% + Inflation	2013		608,797
	Other								734

	Subtotal Reais				2,874,820				1,689,730

Colombian pesos
	Bond	IPC + 7.50%	2010		821,889	IPC + 7.50%	2010		845,435
	Leasing					DTF +4.67% to 8	2004		4,564

	Subtotal Colombian pesos				821,889				849,999

Others Currencies
	Bank loans	6.5%	2004		608,509	14%	2004		2,898
	Financial Leasing	7.0%	2004		32,004

	Subtotal Other currencies				640,513				2,898

	Total Debt				50,106,781				51,165,983
	Less: short-term debt and current portion of long-term debt				12,303,239				5,729,274

	Long term debt			P.	37,803,542			P.	45,436,709

1)	L = LIBOR
2)	UMBNDES = Monetary Unit of Brazilian Development Bank (BNDES)
3)	TIIE = Mexican Equilibrium Funding Rate
4)	TJLP = Long Term Interest Rate
5)	CDI = Financial Certificate of Deposit

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

10. Debt (continued)

The above-mentioned interest rates are subject to variances in international and local rates and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican taxes withheld. The Company’s weighted average interest rate cost on borrowed funds at June 30, 2004 was approximately 4.91% (5.19% at December 31, 2003).

In addition to this rate, the Company must reimburse international lenders (with the exception of loans provided or guaranteed by export credit agencies) for Mexican taxes withheld, typically 4.9% of the interest payment. Fees in financing transactions generally add approximately ten basis points to financing costs.

Short-term debt at December 31, 2003 and June 30, 2004 consists of the following:

Concept	2003	2004
Domestic senior notes		P.450,000
Fixed-rate securities	P.352,620
Syndicated loans	1,261,567
Bank loans		4,686,539
Other loans	6,709,185	734

Total	P.8,323,372	P.5,137,273

Weighted average interest rate	3.05%	2.18%

Maturities of long-term debt at June 30, 2004 are as follows:

Years	Amount
2005	P.	1,402,721
2006		8,724,733
2007		9,816,588
2008		3,432,525
2009 and thereafter		22,060,142

Total	P.	45,436,709

Senior Notes

On March 9, 2004, América Móvil issued U.S.$500 million in principal amount of 4.125% senior notes due 2009 and U.S.$800 million in principal amount of 5.500% senior due 2014. Interest on the Notes is payable semi-annually on September 1 and March 1 of each year, beginning on September 1, 2004. These Notes are unconditionally guaranteed by Radiomóvil Dipsa, S.A. de C.V. (“Telcel”).

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

10. Debt (concluded)

In addition, on April 20, 2004, the Company issued U.S.$300 million in principal amount of floating rate notes due 2007, bearing interest at a rate equal to three month Libor plus 0.625%. Interest on the Notes will be payable quarterly on January 27, April 27, July 27 and October 27 of each year, beginning on July 27, 2004. These notes are unconditionally guaranteed by Telcel.

In April, the Company completed a U.S.$ 350 million five year loan involving three international banks, bearing interest at a rate equal to Libor plus 0.6%.

The proceeds from the above mentioned transactions were directed principally to the refinancing of obligations that matured mostly in 2004 and 2005, which resulted in both a lengthening of the average life of the debt and in a reduction in its overall cost. The Company refinanced such obligations at its nominal value and therefore no gain or losess were determined.

On July 26, 2004, the Company issued P. 750 million aggregate principal amount of domestic senior notes (certificados bursatiles) bearing interest at Cetes91 + 0.88%, maturing on July 15, 2010, and P. 1.0 billion aggregate principal amount of domestic senior notes (certificados bursatiles) bearing interest at TIIE28 + 0.45%, maturing on July 17, 2008. The Company intends to use the net proceeds from the sale of these notes to fund the cost of the acquisition of ENITEL and for general corporate purposes, including capital expenditures and possible future acquisitions.

General

At June 30, 2004, the Company had a number of bank facilities bearing interest at LIBOR plus a spread. For certain of the facilities, the spread over LIBOR can vary if there is deterioration in the Company’s financial condition. The facilities have similar terms as to covenants, and under all of the facilities América Móvil, Sercotel, S.A. de C.V. (“Sercotel”) and Telcel are either borrowers or guarantors.

The Company is subject to financial and operating covenants under the loan agreements. They limit the ability to pledge assets, to effect a merger or a sale of all or substantially all of its assets, and to permit restrictions on the ability of the subsidiaries to pay dividends or make distributions to the Company. The most restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA not greater than 3.5 to 1 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1 (using terms defined in the loan agreements). Telcel is subject to financial covenants similar to those applicable to América Móvil. A number of the financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control. In the event of a default under certain material provisions of some of the bank loans, the Company is prohibited from paying dividends to the shareholders. At June 30, 2004, the Company was in compliance with all of these requirements.

At June 30, 2004, 93% of total outstanding consolidated debt is guaranteed by Telcel.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

11. Foreign-Currency Position and Transactions

a) At December 31, 2003 and June 30, 2004, América Móvil had the following foreign-currency denominated assets and liabilities:

	Foreign currency in million
	2003	Exchange Rate	2004	Exchange Rate
		At December 31, 2003		At June 30, 2004
Assets
US dollar	1,326	11.23	1,842	11.41
Quetzal	702	1.39	725	1.44
Reais	2,356	3.89	1,818	3.66
Colombian peso	290,163	0.004	373,229	0.004
Argentinean peso	380	3.83	337	3.86
Euro	1	14.11	2	13.88
Liabilities
US dollar	(3,726)	11.23	(4,089)	11.41
Quetzal	(1,330)	1.39	(1,481)	1.44
Reais	(4,160)	3.89	(3,479)	3.66
Colombian peso	(781,447)	0.004	(863,700)	0.004
Argentinean peso	(395)	3.83	(680)	3.86

At September 29, 2004 the exchange rate of the Mexican peso relative to the US dollar, quetzal, real, Colombian peso, Argentinean peso and Euro was P. 11.42 per US dollar, P. 1.44 per quetzal, P. 4.00 per real, P. .004 per Colombian peso, P. 3.82 per Argentinean peso and P. 14.04 per Euro.

b) In the six-month periods ended June 30, 2003 and 2004, the Company had the following transactions denominated in foreign currencies. Currencies other than the US dollar (reais, quetzals, Colombian pesos, Argentinean peso and Euro) were translated to US dollars using the average exchange rate for the year.

	Thousands of U.S. Dollars
	2003	2004
Net revenues	1,254,173	2,265,038
Operating costs and expenses	1,301,507	2,387,890
Interest income	81,094	57,180
Interest expense	168,069	157,336
Other expense, net	(11,326)	(39,070)

12. Transactions with Related Parties

In the periods ended June 30, 2003 and 2004 the Company had the following significant transactions with related parties, (mainly with Teléfonos de México, S.A. de C.V. “Telmex”):

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

12. Transactions with Related Parties (concluded)

	2003		2004
Revenues:
Calling Party Pays (CPP) interconnection fees and other (1)	P.	4,983,030	P.	5,351,605
Costs and expenses:
Payments of long-distance, circuits and others (2)		2,098,753		2,249,186
Commercial, administrative and general:
Advertising		107,679		152,807
Others, net				13,830
Interest expense				3,126

(1)	Interconnection fees from CPP: incoming calls from a fixed-line telephone to a wireless telephone. Prior to the spin-off Telcel had entered into interconnection agreements with Telmex. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection.
(2)	Includes: a) Interconnection (cost): payments of interconnection for outgoing calls from the wireless network to the fixed-line network; b) Long-distance: payments for the use of national and international long-distance; and c) leases of buildings and other cellular space.

a) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex’s antenna and repeater space, and has the right to install its interconnection equipment.

b) The Company purchases materials and services from related parties under terms no less favorable than it could obtain from unaffiliated parties. Such materials and services include insurance and bank services provided by Grupo Financiero Inbursa, S.A. and certain other related parties.

c) The above mentioned related parties are considered América Movils’ affiliates, as the Company’s principal stockholders are also directly or indirectly stockholders of these related parties.

13. Stockholders’ Equity

a) Capital stock at June 30, 2004, is represented by 12,498 million common shares with no par value, respectively, representing the fixed portion of capital.

An analysis of the shares at June 30, 2004 is as follows (in millions):

3,647	Series AA common shares
271	Series A common shares
8,580	Series L shares

12,498	Total shares

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

13. Stockholders’ Equity (concluded)

b) In April 2003 and 2004, the stockholders approved payment of a cash dividend of P. 0.60 and P. 0.12 per share, respectively, payable in four installments of P. 0.015 and P.0.03 each, respectively, in the subsequent June, September, December and March following approval.

c) During the year ended December 31, 2003, and the six-month period ended June 30, 2004 the Company purchased the following shares:

	Number of shares in million		Amount in thousands of Mexican pesos				Historical amounts in thousands of Mexican pesos
Year	“L” Shares	“A” Shares	“L” Shares		“A” Shares		“L” Shares		“A” Shares
2003	66.2	0.2	P.	975,119	P.	350	P.	1,009,870	P.	330
2004	342.5	2.7	P.	6,778,249	P.	8,694	P.	6,738,383	P.	52,809

14. Segments

América Móvil operates primarily in one industry segment (cellular services); however, as mentioned in Note 1 of the audited financial statements as of December 31, 2003, the Company has international telecommunications operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia and United States. The accounting policies of these geographical segments are the same as those described in Note 2 of the audited financials statements as of December 31, 2003. The following summary shows the most important segment information:

	Mexico Corporate	Mexico	Guatemala (includes Nicaraguan operations)	Ecuador	Colombia	Brazil	Argentina	U.S.A.	El Salvador	Eliminations	Consolidated total
June 30, 2003
Operating revenues		24,836,018	2,591,174	1,211,824	2,608,744	4,440,418	149,526	2,649,219		(5,597)	38,481,326
Depreciation and amortization	441,356	2,364,605	705,119	300,411	650,848	1,928,625	27,788	98,754		(16,201)	6,501,305
Operating (loss) income	(454,616)	8,039,443	777,090	164,276	248,681	(626,069)	(24,830)	(109,082)		162,393	8,177,286
Segment assets	257,465,417	78,046,960	11,312,748	4,699,450	11,250,521	50,194,357	775,638	1,837,694		(285,873,725)	129,709,060
June 30, 2004
Operating revenues		32,334,415	3,322,577	1,888,444	3,681,477	8,742,497	2,162,911	4,145,024	2,265,480	(53,958)	58,488,867
Depreciation and amortization	594,918	2,400,198	694,289	285,226	795,604	3,208,109	162,447	94,440	508,423	(16,143)	8,727,511
Operating loss income	(665,160)	11,598,618	1,141,625	418,452	310,433	(2,555,273)	18,891	229,901	733,070	138,079	11,368,636
Segment assets	293,304,318	62,422,216	12,181,925	5,638,172	18,240,297	50,761,240	4,857,625	3,508,723	9,851,431	(295,824,771)	164,941,176

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

15. Differences between Mexican and U.S. GAAP

The Company’s unaudited condensed consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”).

The following reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described in Note 23 to the 2003 audited financial statements.

Cash Flow Information:

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses). For Mexican GAAP purposes, trading securities are presented as investing activities, while under U.S. GAAP the cash flows from these type of securities should be disclosed as cash provided by (used in) operating activities.

Statement of Financial Accounting Standards No.95 (“SFAS No. 95”), “Statement of Cash Flows,” does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. The company has adopted the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

15. Differences between Mexican and U.S. GAAP (continued)

If the changes in trading securities, the monetary gain and the exchange gain or loss related to the debt, were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Six-month periods ended June 30,
	2003		2004
Operating activities:
Net income	P.	7,880,113	P.	7,219,340
Depreciation		4,736,459		6,342,473
Amortization		1,210,475		2,397,789
Deferred taxes		772,303		(822,823)
Monetary effect		(1,139,787)		(1,355,263)
Equity in results of affiliates and others		88,729		35,907
Effect of exchange rate differences on debt		95,129		816,426
Marketable securities		1,171,414		(4,203,370)
Change in operating assets and liabilities		2,016,734		5,001,974

Resources provided by operating activities		16,831,569		15,432,453
Financing activities:
New loans		6,774,852		26,069,254
Repayment of loans		(11,779,043)		(25,826,478)
Purchase of Company’s own shares and cash dividend paid		(807,373)		(8,306,449)
Additional paid in capital				17,656

Resources used in financing activities		(5,811,564)		(8,046,017)

Resources used in investing activities:
Investment in plant, property and equipment		(4,774,220)		(5,303,661)
Investment in subsidiaries and affiliates companies		(18,800)		655,332
Marketable securities (available-for-sale)				(1,767,000)
Other long-term investments		(3,756,870)		(2,350,120)

Resources used in investing activities		(8,549,890)		(8,765,449)

Effect of inflation accounting		743,980		978,767

Net increase (decrease) in cash and cash equivalents		3,214,095		(400,246)
Cash and cash equivalents at beginning of year		9,666,139		9,436,685

Cash and cash equivalents at end of year	P.	12,880,234	P.	9,036,439

Cash flows from purchases and sales of trading securities during the six-month period ended June 30, 2003 were P. 136,670 and P. 1,179,588, respectively. Cash flows from purchases and sales of trading securities during the six-month period ended June 30, 2004 were P. 5,673,644 and P. 261,436, respectively.

Unrealized gains and losses

In accordance with the Statements of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” unrealized gains for available-for-sale securities are excluded from earnings and reported as a net amount in a separate component of Stockholders’ equity. Once the gain is realized it is recognized in the statement of operations.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

15. Differences between Mexican and U.S. GAAP (continued)

New accounting pronouncements

Accounting for Revenue Arrangements with Multiple Deliverables The Emerging Issues Task Force (EITF), a task force established to assist the FASB on significant emerging accounting issues, has issued EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (EITF 00-21).

EITF 00-21 addresses certain aspects of accounting for sales that involve multiple revenue generating products and/or services sold under a single contractual agreement. For América Móvil, this rule became effective for sales agreements entered into beginning January 1, 2004. The Company is evaluating the impact of EITF 00-21. Based on current circumstances, it believes that adoption of EITF 00-21 will represent a reduction of net income of approximately P. 342,348.

Summary

Net income, operating income and total stockholders’ equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Six-month periods ended June 30,
	2003	2004
Net income as reported under Mexican GAAP	P.7,854,939	P.7,270,265
Approximate U.S. GAAP adjustments:
Capitalized interest or net financing cost
Depreciation of capitalized interest	(74,493)	(171,124)
Accrued vacation pay	208,331
Deferred income tax	(850,625)	686,241
Deferred employee profit sharing	98,662	130,786
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI	(26,493)	(561,655)
Unrealized gains on securities	—	(513,000)
Non-amortization of goodwill	655,357	720,028
Effect of adoption of EITF 00-21	—	(342,348)
Net gain on sale to affiliate	25,000	25,000
Effects of inflation accounting on U.S. GAAP adjustments	(10,565)	(24,853)

Total U.S. GAAP adjustments, net	25,174	(50,925)

Net income under U.S. GAAP	P.7,880,113	P.7,219,340

Weighted average of common shares outstanding (in million):	12,917	12,695

Net income per share under U.S. GAAP (in pesos):	P.0.61	P.0.57

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

15. Differences between Mexican and U.S. GAAP (concluded)

After giving effect to the foregoing approximate adjustments for accrued vacation pay, depreciation of capitalized interest and the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI; non-amortization of goodwill, as well of the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P. 8,914,669 and P. 11,300,763, in the six-month periods ended June 30, 2003 and 2004, respectively.

Accounting for Consideration Given by a Vendor to a Customer EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer” (EITF 01-9) addresses the income statement characterization of consideration given by a vendor to a customer. EITF 01-9 is relevant to the Company particularly in respect to accounting for commissions paid to distributors with respect to the activation of postpaid plans, commissions that are paid to distributors if a distributor completes a specified cumulative level of revenue transactions and commissions paid to distributors when a customer remains with the Company for a specified time period. Application of EITF 01-9 represents a reclassification for US GAAP purposes of commissions paid to distributors from commercial and administrative expenses to reductions in operating revenues for P.1,934,777 and P. 3,090,425 at June 30, 2003 and 2004, respectively.

	Audited December 31, 2003	Unaudited June 30, 2004
Total stockholders’ equity under Mexican GAAP	P.70,326,181	P.73,772,349
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost, net	757,019	585,968
Accrued vacation pay
Deferred income tax	(1,561,917)	(1,027,896)
Deferred employee profit sharing	(572,206)	(439,662)
Deferred taxes on the difference between the indexed cost and replacement cost valuation of fixed assets	(747,799)	(747,799)
Difference between the restatement of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI	6,967,151	6,783,220
Minority interest	(5,180,808)	(5,035,460)
Non-amortization of goodwill	2,819,597	3,539,906
Effect of adoption of EITF 00-21	—	(342,348)
Application of additional negative goodwill of ATL to Goodwill	(653,935)	(653,935)
Net gain on sale to affiliate	159,992	185,010

Total U.S. GAAP adjustments, net	1,987,094	2,847,004

Total stockholders’ equity under U.S. GAAP	P.72,313,275	P.76,619,353

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

16. Consolidating Condensed Financial Statements

The following consolidating information presents condensed consolidating balance sheets as of December 31, 2003 and June 30, 2004 and condensed consolidating statements of operations and cash flows for the six-month periods ended June 30, 2003 and 2004 of the Company and Telcel. These statements are prepared in accordance with Mexican GAAP with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional. The significant differences between Mexican GAAP and U.S. GAAP as they affect the Guarantor are set out below.

The Company’s consolidating condensed financial statements for the (i) Company; (ii) its wholly-owned subsidiary (Telcel on stand alone basis) which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements, are as follows:

Unaudited Condensed consolidated balance sheets:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non- guarantor Subsidiaries		Eliminations		Consolidated Total
	December 31, 2003
Current assets:
Cash and cash equivalents	P.	61,235	P.	1,366,549	P.	8,008,901			P.	9,436,685
Marketable securities						807,670				807,670
Accounts receivable, net		9,825,708		4,139,901		44,885,826	P.	(46,594,738)		12,256,697
Inventories, net				2,881,750		2,431,697				5,313,447
Other current assets				934,430		1,280,290				2,214,720
Plant property and equipment, net				22,027,005		50,280,340				72,307,344
Investments		67,396,508		23,168,877		2,589,631		(90,565,385)		2,589,631
Licenses				1,564,651		24,658,809				26,223,460
Other assets				5,074,215		16,169,331				21,243,546

Total assets	P.	77,283,451	P.	61,157,378	P.	151,112,494	P.	(137,160,123)	P.	152,393,200
Liabilities:
Short-term debt	P.	518,705	P.	459,865	P.	11,324,669			P.	12,303,239
Current liabilities		188,247		17,486,370		28,348,060	P.	(17,901,534)		28,121,143

Long-term debt		11,431,126		2,607,837		23,763,636				37,803,542
Other non-current liabilities				30,363,297		2,169,945		(28,693,204)		3,839,095

Total liabilities		12,138,078		50,917,369		65,606,310		(46,594,738)		82,067,019
Majority interest stockholders’ equity		65,145,373		10,240,009		80,325,376		(90,565,385)		65,145,373
Minority interest						5,180,808				5,180,808

Total stockholders’ equity under Mexican GAAP		65,145,373		10,240,009		85,506,184		(90,565,385)		70,326,181

Total liabilities and stockholders’ equity	P.	77,283,451	P.	61,157,378	P.	151,112,494	P.	(137,160,123)	P.	152,393,200

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

	Parent		Wholly-owned Guarantor Subsidiary		Combined non- guarantor Subsidiaries		Eliminations		Consolidated Total
	June 30, 2004
Current assets:
Cash and cash equivalents	P.	51,713	P.	213,678	P.	8,771,048			P.	9,036,439
Marketable securities						6,778,040				6,778,040
Accounts receivable, net		29,790,083		10,667,042		43,128,694	P.	(70,233,078)		13,352,741
Inventories				2,639,146		4,348,526				6,987,672
Other assets				184,797		2,306,082				2,490,879
Plant property and equipment, net				24,373,771		54,049,654				78,423,425
Investments		73,339,761		25,427,338		1,869,392		(98,767,099)		1,869,392
Licenses				1,509,755		23,630,549				25,140,304
Other assets				2,653,133		18,209,151				20,862,284

Total assets	P.	103,181,557	P.	67,668,660	P.	163,091,136	P.	(169,000,177)	P.	164,941,176

Liabilities:
Short-term debt	P.	450,000	P.	580,445	P.	4,698,829			P.	5,729,274
Current liabilities		2,367,146		22,546,884		56,763,272	P.	(45,384,140)		36,293,162
Long-term debt		31,627,522		1,440,938		12,368,249				45,436,709
Other non-current liabilities				26,562,569		1,996,051		(24,848,938)		3,709,682

Total liabilities		34,444,668		51,130,836		75,826,401		(70,233,078)		91,168,827
Total majority stockholders’ equity		68,736,889		16,537,824		82,229,275		(98,767,099)		68,736,889
Minority interest						5,035,460				5,035,460

Total stockholders’ equity under Mexican GAAP		68,736,889		16,537,824		87,264,735		(98,767,099)		73,772,349

Total liabilities and stockholders’ equity	P.	103,181,557	P.	67,668,660	P.	163,091,136	P.	(169,000,177)	P.	164,941,176

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

Unaudited Condensed consolidated statements of operations:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non- guarantor Subsidiaries		Eliminations		Consolidated Total
	For the period ended June 30, 2003
Total revenues			P.	24,850,297	P.	17,524,316	P.	(3,893,287)	P.	38,481,326
Total cost and expenses operating	P.	20,713		20,194,598		13,982,016		(3,893,287)		30,304,040
Operating (loss) income		(20,713)		4,655,699		3,542,300				8,177,286
Comprehensive financing income (cost)		190,747		(3,414,823)		4,755,974				1,531,898
Other (expense) income, net		(1,206)		(92,534)		37,389				(56,351)
Tax provision		62,052		(368,403)		1,878,133				1,571,782
Equity in results of affiliates		7,748,163		2,269,270		(88,729)		(10,017,433)		(88,729)
Income (loss) before minority interest		7,854,939		3,786,015		6,368,801		(10,017,433)	.	7,992,322
Minority net (loss)						(137,383)				(137,383)

Net income	P.	7,854,939	P.	3,786,015	P.	6,231,418	P.	(10,017,433)	P.	7,854,939

	For the period ended June 30, 2004
Total revenues			P.	32,334,415	P.	31,081,712	P.	(4,927,260)	P.	58,488,867
Total cost and expenses operating	P.	59,945		25,084,772		26,902,774		(4,927,260)		47,120,231
Operating (loss) income		(59,945)		7,249,643		4,178,938				11,368,636
Comprehensive financing (cost) income		(488,500)		(1,917,282)		1,336,644				(1,069,138)
Other income (expense), net		612		(150,329)		(8,985)				(158,702)
Tax provision		3,721		888,807		1,628,874				2,521,402
Equity in results of affiliates		(7,821,819)		2,140,905		(35,907)		(9,962,724)		(35,907)
Income (loss) before minority interest		7,270,265	P.	6,434,130		3,841,816		(9,962,724)		7,583,487
Minority interest net (loss)						(313,222)				(313,222)

Net income	P.	7,270,265		6,434,130	P.	3,528,594	P.	(9,962,724)	P.	7,270,265

Unaudited Condensed consolidated statements of changes in financial position:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non- guarantor Subsidiaries		Eliminations		Consolidated Total
	For the period ended June 30, 2003
Operating activities:	P.	926,020	P.	4,496,568	P.	11,059,459			P.	16,482,047
Financing activities:		(1,718,483)		(2,777,824)		(3,795,984)	P.	2,575,856		(5,716,435)
Investing activities:		790,883		(454,022)		(5,312,522)		(2,575,856)		(7,551,517)
Net (decrease) increase in cash and cash equivalents		(1,580)		1,264,722		1,950,953				3,214,095
Cash and cash equivalents at beginning of the period		1,914		1,380,731		8,283,494				9,666,139

Cash and cash equivalents at end of the period	P.	335	P.	2,645,452	P.	10,237,447			P.	12,880,234

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

	Parent		Wholly-owned Guarantor Subsidiary		Combined non- guarantor Subsidiaries		Eliminations	Consolidated Total
	For the period ended June 30, 2004
Operating activities:	P.	(18,337,030)	P.	4,263,963	P.	35,132,928		P.	21,029,861
Financing activities:		11,821,243		(1,046,318)		(18,004,516)			(7,229,591)
Investing activities:		6,506,265		(4,370,515)		(16,336,266)			(14,200,516)
Net increase decrease in cash and cash equivalents		(9,522)		(1,152,870)		762,146			(400,246)
Cash and cash equivalents at beginning of the period		61,235		1,366,549		8,008,901			9,436,685

Cash and cash equivalents at end of the period	P.	51,713	P.	213,678	P.	8,771,047		P.	9,036,439

17. Guarantor US GAAP reconciliation of net income and stockholder’s equity

As discussed at the beginning of Note 23 to the audited financial statements as of December 31, 2003, the following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant pesos as of June 30, 2004)

17. Guarantor US GAAP reconciliation of net income and stockholder’s equity (concluded)

Summary

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the consolidated financial statements of the Guarantor, are those of the Company, and are basically the same as those described in Note 23 to the audited financial statements as of December 31, 2003, except for the adjustments applied directly to the sub-holding companies as the non amortization of goodwill, minority interest and gains or losses on sales to affiliates. Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Six-month periods ended June 30,
	2003 Unaudited		2004 Unaudited
Net income as reported under Mexican GAAP	P.	3,786,015	P.	6,434,130
U.S. GAAP adjustments:
Capitalized interest or net financing cost, net		(74,493)		(171,124)
Accrued vacation pay		208,331		—
Deferred income tax and employee profit sharing adjustments		98,108		434,512
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		366,905		(1,171)
Effect of adoption of EITF 00-21		—		(280,725)
Effects of U.S. GAAP adjustments on subsidiaries, net		(62,307)		(373,658)
Effects of inflation accounting on U.S. GAAP adjustments		(18,314)		16,234

Total U.S. GAAP adjustments, net		518,230		(375,932)

Net income under U.S. GAAP	P.	4,304,245	P.	6,058,198

	Audited December 31, 2003		Unaudited June 30, 2004
Total stockholders’ equity under Mexican GAAP	P.	10,240,009	P.	16,537,824
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost, net		757,019		585,968
Accrued vacation pay		—		—
Deferred income tax and employee profit sharing Adjustments		(861,962)		(550,354)
Difference between the restatement of fixed assets based on specific indexation factors and on the basis of the NCPI		444,702		554,694
Effect of adoption of EITF 00-21		—		(280,725)
Effect of U.S. GAAP adjustments on subsidiaries, net		(197,097)		(548,705)

Total U.S. GAAP adjustments, net		142,662		(239,122)

Total stockholders’ equity under U.S. GAAP	P.	10,382,671	P.	16,298,702

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has du1y caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMÉRICA MÓVIL, S.A. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Carlos José García Moreno Elizondo
Chief Financial Officer

Date: September 30, 2004